EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the six months ended June 30, 2010 and the five years ended December 31, 2009 were as follows:

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
	(dollars in thousands)
Earnings:
Add:
Income before income (loss) from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and net income attributable to noncontrolling interests	$116,885	$250,681	$279,401	$336,375	$290,655	$288,300
Gains on sales of real estate and other assets	2,734	11,760	33,340	929,785	719,826	182,542
Amortization of interest capitalized	1,294	2,498	2,315	2,394	3,387	3,298
Distributions from unconsolidated joint ventures	3,174	6,676	5,988	7,157	8,206	7,179
Fixed charges (see below)	207,622	375,243	345,834	346,731	331,140	340,589
Subtract:
Interest capitalized	(17,110)	(48,816)	(46,286)	(33,322)	(6,105)	(5,718)
Preferred distributions of consolidated subsidiaries	(1,728)	(3,594)	(4,226)	(10,429)	(22,814)	(26,780)

Total earnings	$312,871	$594,448	$616,366	$1,578,691	$1,324,295	$789,410

Fixed charges:
Interest expensed	$188,784	$322,833	$295,322	$302,980	$302,221	$308,091
Interest capitalized	17,110	48,816	46,286	33,322	6,105	5,718
Preferred distributions of consolidated subsidiaries	1,728	3,594	4,226	10,429	22,814	26,780

Total fixed charges	$207,622	$375,243	$345,834	$346,731	$331,140	$340,589

Preferred dividends	—	—	—	—	—	—

Total combined fixed charges and preferred dividends	$207,622	$375,243	$345,834	$346,731	$331,140	$340,589

Ratio of earnings to fixed charges	1.51	1.58	1.78	4.55	4.00	2.32

Ratio of earnings to combined fixed charges and preferred dividends	1.51	1.58	1.78	4.55	4.00	2.32